Filed Pursuant to Rule 425 of the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                                      Filer:  Dime Bancorp, Inc.
                                            Subject Company:  Dime Bancorp, Inc.
                         Dime Bancorp, Inc. Exchange Act File Number:  001-13094


                                   [Dime Logo]

                               DIME BANCORP, INC.


Dear Fellow Stockholder:

         I want to send this personal message to you to accompany the enclosed report of our financial results for 1999. As you will see, 1999 was an excellent year for Dime. Operating earnings per share increased 15% from 1998 and important measures of performance such as operating returns on assets and stockholders' equity set new records. More importantly, in 1999 we maintained our strong earnings momentum as we continued our transformation to become more commercial bank-like.

         In 1999:

          o Dime recorded four consecutive quarters of higher operating earnings per share (reported earnings adjusted for the effects of certain non-recurring or unusual items), extending a streak that began in the second quarter of 1996.

          o On an operating earnings basis, our return on average stockholders' equity was 16.74% and our return on average assets was 1.11%.

         Also in 1999, and reflecting our long-term strategy to become more commercial bank-like:

          o Dime's consumer, commercial real estate and business banking loan portfolios increased by more than $3 billion, or 83%, compared with year-end 1998. This growth, coupled with an 8% reduction in our residential loan portfolio, resulted in these non-residential loans representing 46% of loans outstanding at year-end 1999, up from 30% at the end of 1998.

          o Core deposits (demand, money market and savings) grew $778 million, or 11%, and at year-end 1999, they represented 54% of total deposits, up from 51% at the end of 1998.

          o Net interest income grew 10% to $578 million from $527 million in 1998, while the net interest margin increased 23 basis points, to 2.91%, despite rising interest rates.

          o Non-interest income totaled $568 million, up from $525 million in the prior year, as increases in fee income more than offset a reduction in net gains on sales activities.

         This is a strong record of achievement - one that was accomplished despite a challenging economic environment for financial institutions, including a sharp reduction in the demand for residential mortgage credit.

         It is equally important to consider our 1999 performance as part of our ongoing transformation. The following table evidences our progress over the past three years:


                                 1996             1999            Change
                                 ----             ----            ------
                                      (at or for the year ended)

Net Income                   $104 million    $240 million         Up 130%
Return on Average Assets         0.52%              1.09%         Up 110%
Return on Average Equity         10.36%            16.46%         Up 49%
Earnings Per Share               $0.96            $ 2.13          Up 122%
Book Value Per Share             $9.76            $13.67          Up 40%

         I am also pleased to report that throughout this period, Dime has also held true to its mission statement goal of being active in its communities, and we were recently awarded our fifth consecutive rating of "outstanding" for compliance with the federal Community Reinvestment Act. Dime is one of only five institutions in the nation to have earned five such ratings stretching over a decade. This is truly a remarkable achievement and one that underscores the role that Dime plays in the fabric of the communities we serve.

         Given this demonstrated record of financial performance, strength of franchise and brand, and positive momentum, we would have expected that Dime stockholders would have been rewarded with an increased valuation. However, and to the contrary, we all have been deeply disappointed by the unsatisfactory performance of our stock. It is small comfort that the performance of our stock, in large measure, reflects trends in the overall market, but let me assure you that Dime's focus has always been and will continue to be managing the business in the best interests of our stockholders. Nonetheless, it is particularly frustrating to see a record of consistently improving fundamentals and profitability go unrecognized by the market in terms of improved returns to our stockholders.

         Finally, let me comment on the developments of the past several weeks. On March 5, 2000, North Fork Bancorporation began an unsolicited and hostile offer for Dime. As you know from the materials that we have distributed to you, your Board, after careful consideration, unanimously rejected that offer because it believes that the offer is being made for the wrong price, by the wrong company, at the wrong time and is unlikely to succeed. North Fork's hostile actions, which include multiple lawsuits and distorted disclosure, have not changed your Board's belief, but, in fact, reinforced it. In sum, the Board has concluded that North Fork's offer is inadequate and not in the best interests of Dime and you, its stockholders. Accordingly, your Board of Directors has unanimously recommended that you reject North Fork's offer by not tendering your shares. The Board's reasons are discussed in more detail in the solicitation/recommendation statement we mailed to stockholders on March 20, 2000. I urge you to read that document carefully.

         In closing, I want to assure you that, as fellow stockholders, your Board of Directors, management, and staff, are committed to enhancing stockholder value and we will leave no stone unturned in pursuing this goal. With your continued support, I am confident that we will be able to deliver significantly improved returns.

                                            Sincerely yours,

                                            /s/ Lawrence J. Toal

March 29, 2000



         Investors are urged to read Dime and Hudson's proxy statement/prospectus, and any amendments or supplements when they become available, as well as any solicitation/recommendation statement that may be filed by Dime, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain a free copy of them at the SEC's Internet web site at www.sec.gov. These documents may also be obtained for free from Dime by directing such request to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, New York, telephone:
(212) 326-6170, or Innisfree M&A Incorporated at (888) 750-5834.

         Dime, its directors and executive officer and certain other persons may be deemed "participants" in any solicitation of proxies from Dime stockholders. Information regarding the participants in any solicitation is contained in a statement on Schedule 14A filed by Dime with the SEC on March 22, 2000.


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